UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at March 9, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 9, 2005

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

PRELIMINARY ASSESSMENT INDICATES STRONG RETURNS FOR DEVELOPMENT OF DRENTHE & OVERYSEL NORTH PLATINUM GROUP METALS DEPOSITS

March 9, 2005, Vancouver , BC - Anooraq Resources Corporation (TSX Venture-ARQ; AMEX: ANO) announces the results of a preliminary economic assessment of the Drenthe and adjacent Overysel North platinum group metals ("PGM") deposits. The Drenthe and Overysel North deposits are being explored and developed under the Boikgantsho Platinum Mine Joint Venture agreement ("Boikgantsho JV") between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum"). Anooraq is the operator of the joint venture. The Boikgantsho JV property is located on the northern limb of the Bushveld Complex, about 250 kilometres north of Johannesburg, South Africa.

The Preliminary Assessment is based on a conventional open pit mining and milling operation with at 32 year mine life. Currencies used are US dollars (US$) and South African Rand (ZAR), with a ZAR:US$ exchange ratio of 7:1. At expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper used for the base case, the pre-tax and pre-royalty economic model forecasts the net present value ("NPV") of the project at a 5% discount rate of US$300.5 million and at 10% discount is US$138.8 million with an internal rate of return ("IRR") of 25%. The estimated capital cost is US$152.8 million with a payback of 3 1/4 years.

At current metal prices of US$850/oz for Pt, US$180/oz for Pd, US$400/oz for Au, US$6.60/lb for Ni and US$1.40 for Cu, and an exchange rate of 6:1, the economics for the project are even more robust. The NPV at a 5% discount rate is US$576.7 million and at 10% discount is US$293.3 million with an IRR of 35%.

The Preliminary Assessment is based on indicated and inferred mineral resources outlined to mid September 2004 in the Drenthe and Overysel North deposits. Mineral resources for these deposits at a US$20 gross metal value per tonne cut-off were announced in a news release on November 22, 2004; however, the current study indicates favourable financial results using a cut-off grade of approximately US$10.50 per tonne. As the Preliminary Assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

The mine plan for the study encompasses operations in two main pit areas on the Drenthe and Overysel North deposits. The northern pit area is 5,500 metres long and the smaller pit area is 2,000 metres long. The maximum pit shell is 700 metres wide and 300 metres deep. Whittle 4D (an open pit modelling software) was used to produce an economic pit shell and outline total in-pit resources of 256 million tonnes grading 1.03 g/t 3PGM (0.43 g/t Pt, 0.52 g/t Pd, 0.08 g/t Au), 0.11% Ni and 0.07% Cu at a US$10.50/tonne cut-off. This pit was then capped for a mine life of 32 years for the study, resulting in an in-pit resource of 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu.

The mill feed rate for the Preliminary Assessment is 5 million tonnes per year. The average head grade ranges from 1.1 to 1.4 g/t 3PGM in the first five years of mining and 0.8 to 1.0 g/t in the last five years. Metallurgical studies on core samples show good results for a conventional mill circuit, comprising crushing, grinding and two-stage flotation. From this work, the following head grade driven concentrator recoveries were used in the study: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%.

Mining costs for the study are based on budget estimates provided by South African mining contractors and processing costs are derived from studies by Dowding Reynard & Associates, the Company's metallurgical consultants in South Africa. Administrative and environmental costs are based on estimates from contract submissions.

As operator, Anooraq is responsible for exploration and engineering activities. This Preliminary Assessment has been conducted by in-house and external independent qualified persons employed by Anooraq. Anglo Platinum has not been involved in the preparation of the Preliminary Assessment nor in the evaluation of the results thereof. The study uses industry standard costs for all phases of the proposed development including the smelting and refining, and makes assumptions about the concentrate to be produced. Industry standard costs are also used in estimates of the cost for socio-economic activities, i.e., community involvement, relocation and other related issues, however, until there are final agreements on these and related matters there is no assurance that these costs will not change.

The key operating parameters and financial results from the study are summarized in the following tables:

Key Operating Parameters

In-Pit Resources (constrained to 32-year pit)
Ore	tonnes	160 million
Waste	tonnes	274 million
Cut-off Grade	GMV/t*	Approx. 10.50
Strip Ratio	Waste:ore	1.7:1
Milling rate	t/yr	5 million
Average Grades (Life of Mine)
Pt	g/t	0.44
Pd	g/t	0.53
Au	g/t	0.08
Ni	kg/t	1.21
Cu	kg/t	0.83
Metal Produced in Concentrate (Annually)
Pt	oz	53,300
Pd	oz	63,400
Au	oz	9,900
Ni	lbs	9,998,000
Cu	lbs	7,250,000

*GMV/tonne is the sum of the grade multiplied by metal price, using 75% recoveries for Pt, Pd,
Au and Ni and 80% recovery for Cu.

  Capital and Operating Costs

Capital Cost Summary
Mining Pre-production	US$	12.8 million
Plant and Infrastructure	US$	135.0 million
Socio-Economics	US$	5.0 million
Total	US$	152.8 million
Operating Cost Summary
Mining	US$/t	3.84
Environmental/Reclamation	US$/t	0.14
Processing	US$/t	5.36
Administration	US$/t	0.18
Total (milled)	US$/t	9.52

Financial Highlights - Base Case

Metal Prices
Platinum	US$/oz	650
Palladium	US$/oz	250
Gold	US$/oz	375
Nickel	US$/lb	4.00
Copper	US$/lb	1.00
Foreign Exchange	ZAR:US$	7:1
Results
Net Revenues	US$/t milled	14.88
NPV** - 5% discount	US$	300.5 million
NPV** - 10% discount	US$	138.8 million
IRR**		25%
Project payback		3 yr, 3 mo.
All-in cash costs per Pt-eq oz in concentrate***	US$	337
Net Cash flow - 32 years	US$	715.2 million

** NPV and IRR are calculated on a pre-tax and royalty basis
*** Pt-equivalent ounces are calculated by converting all metal values to a gross metal value, at the metal prices above, and then dividing by the price of platinum.
The block model and mineral resource estimate that formed the basis for the Preliminary Assessment was prepared by Geologix (Pty) Ltd., under the direction of G.J. van der Heever, Pr.Sci.Nat., an independent Qualified Person (QP) as defined under NI 43-101. The pit optimization work and in-pit resource estimate was carried out by Thomas Tulp, MAusIMM, of Hatch Australia, also an independent QP. A technical report co-authored by in-house qualified person David Reeves, AusIMM, and Messrs. Tulp and van der Heever will be filed on SEDAR.

Property Interests

The Drenthe and Overysel North deposits are being explored and developed under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq and Anglo American Platinum Corporation Limited ("Anglo Platinum"). Pursuant to the terms of the JV, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore Anooraq's Drenthe and Witrivier farms and the northern portion of Anglo Platinum's Overysel farm for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. However, at that time each party has the option to "top up" to bring their interest to 50%. At this early stage, there has been no assessment of the relative value of the metals in the ground contributed by each of the parties.

Current Programs

The Boikgantsho JV project is located in a region of sparse water resources but the Department of Water Affairs has already engaged a long term plan to provide additional water supply. One part of the scheme is due to come online in 2006, and the second in 2010. Planning to access these resources will part of the pre-feasibility studies.

In the mining scenario used for the Preliminary Assessment, the open pits were designed with pit walls at a nominal 42 degrees in the near surface oxide and weathered zones, and 52-60 degree walls in the more competent sulphide zones. Under the model used, all of the in-pit material was mined but only the fresh sulphide (unweathered) material was processed. Testing is underway on core samples to determine metallurgical characteristics of the weathered material so that it can be integrated into the mine processing plan.

There is also additional upside potential for the project. There is excellent potential for milling and mining optimization using higher throughputs, which would further enhance the project economics. The mineral resource is open to the north, and down dip with potential for additional resources to be outlined. Current metallurgical testwork suggests that the recoveries used in this study may be conservative and could increase. Other improvements, such as acid leaching of oxide mineralization within the deposit to enhance recovery of base metals, optimizing cut-off grades to produce a higher grade mill feed, and geotechnical studies aimed at supporting steeper pit wall angles during mining are being assessed in pre-feasibility programs that are currently underway. Completion of the Pre-feasibility Study is expected in the third quarter of 2005.

Also as part of pre-feasibility studies, the geological models and mineral resource estimates are currently being updated with information from drilling to December 2004. A 24,000-metre multi-rig drilling program was initiated in January 2005, focusing on the Drenthe deposit. Drilling is planned to proceed at 50-metre intervals along 50-metre spaced lines in order to define measured mineral resources within the deposit, and advance the project toward a feasibility study.

Information on Anooraq

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive mineral holdings on the Northern and Western Limbs of the Bushveld, the Company holds a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is a Black Economic Empowerment ("BEE") company that is also listed on North American stock exchanges. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or in North America call 1-800-667-2114 or view Anooraq's Canadian public filings at www.sedar.com or US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Statement Information

All information contained in this press release relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Production Parameters," "Capital Costs, Sustaining Capital Costs, and Operating Costs," "Production Summary," and "Financial Analyses," are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project.  As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as indicated and inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Geologix (Pty) Ltd. in November 2004. That model includes only assay information from drilling up to the middle of September 2004. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for platinum, palladium, gold, copper and nickel. Prices for these commodities are historically volatile, and Anooraq has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for platinum, palladium, gold, copper and nickel have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Caution About the Use of Indicated and Inferred Resources

This news release uses the terms "indicated resources" and "inferred resources". Anooraq advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.